Exhibit P

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE ITS PUBLICATION WOULD BE UNLAWFUL

CMB NV launches its mandatory public takeover bid on Euronav NV

Antwerp, February 14, 2024, 8:00 a.m. – CMB NV (“CMB”) announces that on February 13, 2024 the Belgian Financial Services and Markets Authority (the “FSMA”) approved the prospectus (the “Prospectus”) regarding the previously announced mandatory public takeover bid by CMB on all shares in Euronav NV (“Euronav” or the “Target”) that are not already directly or indirectly owned by CMB or its affiliates (the “Bid”).

The acceptance period in respect of the Bid will open on February 14, 2024. During the acceptance period, shareholders may choose to either tender their shares to the Bidder or to remain invested in the Target. The Bid Price amounts to USD 17.86 per share in cash, i.e. USD 18.43 per share, less USD 0.57 dividend per share paid by Euronav on December 20, 2023.

The Bid is made in accordance with applicable Belgian law and is addressed to all shareholders regardless of their location. Concurrently with the Bid, CMB is making a U.S. offer in accordance with applicable U.S. federal securities laws (the “U.S. Offer”), addressed to U.S. shareholders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (“U.S. Holders”).

Shareholders holding U.S. Shares (i.e. shares formatted for trading on the NYSE and reflected on the U.S. component of Euronav’s share register) who wish to tender their shares into the Bid are required to first reposition such U.S. Shares to Belgian Shares (i.e. shares formatted for trading on Euronext Brussels and reflected on the Belgian component of Euronav’s share register) and are therefore urged to contact their financial intermediary or custodian to ensure that such repositioning takes place prior to the closing of the Acceptance Period (see Acceptance and repositioning below).

Main features of the Bid

Acceptance Period	from February 14, 2024 to March 15, 2024 at 16:00 (Belgian time)

Bid price	USD 17.86 per share in cash, i.e. USD 18.43 per share, less USD 0.57 dividend per share paid by Euronav on December 20, 2023.

The bid price will be further reduced on a dollar-for-dollar basis by the gross amount of any additional distributions by Euronav to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling before the payment date of the Bid.

Announcement of the results of the Acceptance Period	The results of the Acceptance Period shall be announced no later than March 22, 2024.

Payment date and payment	The Bidder shall pay the Bid Price to the Shareholders who have validly tendered their Shares during the Acceptance Period within ten Business Days following the announcement of the results of the Acceptance Period. Payment of the Bid Price is currently scheduled for April 9, 2024.

Shareholders tendering Belgian Shares in the Bid will receive an equivalent amount of the Bid Price in euros calculated using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00 p.m. CET on the date of the announcement of the results of the Acceptance Period.

Conditions	The Bid is unconditional.

No simplified squeeze-out contemplated	The Bidder has no intention to launch a simplified squeeze-out as it intends to maintain Euronav’s listing on Euronext Brussels and the NYSE (subject to compliance with the NYSE’s continuing listing standards and criteria).

Prospectus, Acceptance forms and response memorandum	The Prospectus and the response memorandum to the Bid were approved by the FSMA on February 13, 2024. This approval does not imply an assessment of the merits or the quality of the Bid, nor of the position of the Bidder.

This Prospectus has been published in Belgium in Dutch, which is the official version.

The Prospectus and the Acceptance Forms may be obtained free of charge at the counters of KBC Bank NV, or by telephoning KBC Bank NV on +32 78 152 153 (KBC Live). The Prospectus and the Acceptance Forms are also available on the following websites: www.cmb.be/mandatorybid and http://www.kbc.be/euronav2024. The response memorandum is attached to the Prospectus.

An English translation of the Prospectus and an English and French translation of the summary of the Prospectus are made available in electronic form on the abovementioned websites. In case of any inconsistency between the English translation of the Prospectus or the English and/or French translation of the summary of the Prospectus on the one hand and the official Dutch version on the other hand, the Dutch version shall prevail. The Bidder has reviewed the respective versions and is responsible for the consistency between all versions.

Acceptance and repositioning	Euronav’s shares are listed for trading on both Euronext Brussels and the NYSE. The share register of Euronav is divided into two components: one which is kept in electronic form by Euroclear in Belgium (the “Belgian Share Register”), and one which is kept by Computershare in the United States (the “U.S. Share Register”). “U.S. Shares” are shares in Euronav that are reflected in the U.S. Share Register. “Belgian Shares” are shares in Euronav that are reflected in the Belgian Share Register.

Shareholders holding U.S. Shares who wish to tender their Shares into the Bid are required to first reposition such U.S. Shares to Belgian Shares and are therefore urged to contact their financial intermediary or custodian to ensure that such repositioning takes place prior to the closing of the Acceptance Period. Shareholders should inquire with their financial intermediary or custodian for any fees that may be charged by such parties for repositioning and are responsible for paying such fees. Further information on the repositioning process is available in section 7.9.1 of the Prospectus and on Euronav’s website (www.euronav.com).

Shareholders may tender their Belgian Shares (as the case may be after repositioning in accordance with the foregoing) in the Bid by duly completing, signing and submitting the applicable Acceptance Form in accordance with the instructions set out in the form no later than at 4 p.m. (Belgian time) on the last day of the Acceptance Period, or, as the case may be, of the subsequent acceptance period of a reopening of the Bid, or such earlier deadline as may be set by the relevant Shareholder’s financial intermediary or custodian.

Shareholders who register their acceptance with a financial intermediary must inform themselves of any additional fees that may be charged by such parties and are responsible for the payment of such additional fees. All financial intermediaries must, where applicable, comply with the procedures described in this Prospectus and the Acceptance Form. In particular, such financial intermediaries are responsible for collecting all information requested in the Acceptance Form and submitting this information with the Centralizing Agent within the deadline(s) set out in the Prospectus.

Shareholders who hold Shares in dematerialized form and who wish to tender their Shares in the Bid, should instruct the financial intermediary where such dematerialized Shares are held to (i) if applicable, have the tendered Shares repositioned in accordance with the foregoing and (ii) to transfer the tendered Shares directly from their securities account to (the Centralizing Agent on behalf of) the Bidder and to provide the Centralizing Agent with all information requested in the Acceptance Form.

Shareholders who hold registered Shares will receive a letter from the Target (including a copy of the relevant page of the share register) indicating the procedure to be followed by Shareholders to (i) if applicable, have their Shares repositioned in accordance with section 7.9.1 of the Prospectus and (ii) to tender their registered Shares in the Bid, as well as the information they are required to provide to the Target.

Shareholders holding both registered Shares and dematerialized Shares must complete two separate Acceptance Forms: (i) a form for the registered Shares to be submitted to the Target and (ii) a form for the dematerialized Shares to be submitted to the financial intermediary where such dematerialized Shares are held.

Taxes	The Bidder shall bear the tax on stock market transactions (reference is made to section 8.2 of the Prospectus for further information).

Centralizing Agent

CMB is being assisted in respect of the Bid by KBC Securities NV, Crédit Agricole Corporate & Investment Bank and Société Générale as financial advisors, by KBC Securities NV as centralizing agent and by Argo Law as legal advisor. Euronav is being assisted by Linklaters LLP as legal advisor.

About CMB

CMB (Compagnie Maritime Belge) is a diversified shipping group based in Antwerp, Belgium. CMB is the majority shareholder of Euronav.

More information can be found at www.cmb.be.

About Euronav NV & CMB.TECH

Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group’s name to CMB.TECH. Euronav will remain the oil tanker shipping division within the group.

More information can be found at www.euronav.com.

Disclaimer

This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.

This notice does not constitute a takeover bid to purchase securities of Euronav nor a solicitation by anyone in any jurisdiction with respect to Euronav. The public takeover bid is only made on the basis of the prospectus approved by the FSMA. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. CMB and its affiliates explicitly decline any liability for breach of these restrictions by any person.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares, no par value, of Euronav (“Ordinary Shares”) or any other securities.

The U.S. Offer is only being made to U.S. Holders who are the beneficial owners of Ordinary Shares. The U.S. Offer is made solely by the Offer to Purchase and related Letter of Transmittal, which are included in CMB’s Schedule TO filed with the U.S. Securities and Exchange Commission (SEC). The U.S. Offer commences on February 14, 2024, and will expire at 10:00 A.M., New York City time, on March 15, 2024, unless the expiration of the U.S. Offer is extended to a subsequent date in accordance with U.S. and Belgian law. U.S. Holders of Ordinary Shares tendering their Ordinary Shares will have withdrawal rights during this period as required by U.S. securities laws. U.S. Holders holding Ordinary Shares through a securities intermediary should comply with the dates communicated by such securities intermediary, as such dates may differ from the dates and times noted in the U.S. Offer to Purchase. U.S. Holders of Ordinary Shares are responsible for determining and complying with any applicable cut-off times and dates. Any U.S. Holder of Ordinary Shares desiring to tender all or any portion of the Ordinary Shares owned by such U.S. Holder can accept the U.S. Offer by (1) completing and signing a letter of transmittal (or a copy thereof, provided the signature is original) in accordance with the instructions in the letter of transmittal and mail or deliver it and all other required documents to the U.S. Tender Agent (as defined below), at the address on the back cover page of the Offer to Purchase or (2) tendering such Ordinary Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase. Any U.S. Holder of Ordinary Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such U.S. Holder desires to tender such Ordinary Shares.

CMB has retained Georgeson LLC to act as information agent for the U.S. Offer and Computershare Trust Company, N.A., the depositary and paying agent for the U.S. Offer (the “U.S. Tender Agent”).

Each Shareholder that is a U.S. Holder is urged to consult with his or her independent professional adviser regarding any acceptance of the Bid including, without limitation, to consider the tax consequences associated with such Shareholder’s election to participate in the Bid. No offer to acquire securities has been made, or will be made, directly or indirectly, in or into, or by the use of mails or any means of instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the requirements of Regulations 14D and 14E under the Exchange Act or the securities laws of such other country, as the case may be or (ii) pursuant to an available exemption from such requirements. NEITHER THE PROSPECTUS NOR THE SCHEDULE TO HAS BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE PROSPECTUS OR THE SCHEDULE TO OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE PROSPECTUS OR THE SCHEDULE TO. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

Shareholders that are U.S. Holders who wish to participate in the U.S. Tender Offer, are urged to read the tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and certain other offer documents) that will be filed with the SEC by CMB and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Euronav relating to the U.S. Tender Offer because such documents will contain important information that U.S. Holders should consider before making any decision with respect to the U.S. Tender Offer. U.S. Holders may obtain a free copy of these documents after they have been filed with the SEC, at the SEC’s website at https://www.sec.gov, or by contacting Georgeson LLC, the information agent for the U.S. Tender Offer via telephone by calling +1 (888) 815-4902 for U.S. Holders or via +1 (781) 819-4572 for shareholders outside the US, or via email to euronavoffer@georgeson.com.

Forward-Looking Statements

This press release contains forward-looking statements related to the public takeover bid by CMB on Euronav, including statements regarding the structure and course of the takeover bid and the continued listing of Euronav’s shares after completion of the takeover bid. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, CMB undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.